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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Fidelity Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 N. Classen Blvd.
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73106-6092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shirley Williams Chief Financial Officer 405-523-5397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

210 Park Avenue, Suite 2850 (Address) Oklahoma City (City) Ok (State) 73102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Kenney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Fidelity Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chris Kenney
Signature

President
Title

Karen Stafford
Notary Public
Commission No. 02019454
My Commission Expires Dec. 29, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedule

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

KPMG LLP
210 Park Avenue, Suite 2850
Oklahoma City, OK 73102-5683

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have audited the accompanying financial statements of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of American Fidelity Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Oklahoma City, Oklahoma
February 11, 2013

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	997
Certificates of deposit, at cost, which approximate market		34,000
Accrued interest receivable		3
Commissions receivable		40,649
Total assets	$	75,649

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable – parent	$	36,993
Accounts payable – other		3,656
Total liabilities		40,649
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		25,000
Total stockholder's equity		35,000
Total liabilities and stockholder's equity	$	75,649

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Income

Year ended December 31, 2012

Revenue:		
Commissions	$	1,081,520
Interest		96
		1,081,616
Expenses:		
Commissions		901,871
Regulatory fees and expenses		156,714
Other operating expenses		23,031
		1,081,616
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Stockholder's Equity

Year ended December 31, 2012

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2011	$	10,000	25,000	—	35,000
Net income		—	—	—	—
Balance, December 31, 2012	$	10,000	25,000	—	35,000

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in accrued interest receivable		1
Increase in commissions receivable		(5,401)
Increase in liabilities		5,401
Net cash provided by operating activities		1
Cash flows from investing activities:		
Proceeds from matured certificate of deposit		43,000
Purchases of certificates of deposit		(43,000)
Net cash used in investing activities		—
Net increase in cash		1
Cash, beginning of year		996
Cash, end of year	$	997

See accompanying notes to financial statements.

(1) Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA. The Company also acts as the broker-dealer for other affiliated and nonaffiliated entities.

Under terms of a management agreement with AFA, the Company earns commissions by selling variable annuity contracts issued by AFA to participants in the Funds. The Company does not hold funds or securities for, or owe funds or securities to, the Funds. AFA keeps certain books and records for the Company. AFA charges the Company for costs incurred not to exceed net earnings by the Company for services rendered under the contract. AFA provides reimbursement to the Company for costs of the Company that are in excess of revenue.

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less.

(d) Investments

The Company groups its financial assets measured at fair value in three levels, based on inputs and assumptions used to determine the fair value. These levels are: Level 1 – quoted prices in active markets for identical securities. Level 2 – other significant observable inputs. Level 3 – significant unobservable inputs. The Company's certificate of deposit is considered a level 2 measurement.

(e) Revenue

Commissions are recorded on a trade-date basis. Commissions from the Funds were $851,842 and $229,678 from affiliated and other entities for a total of $1,081,520 in 2012.

(f) Income Taxes

A provision for income taxes is not required because the Company's earned revenue equals the expenses incurred, and because the tax bases of its assets and liabilities equal the book bases. The Company is included in the American Fidelity Corporation and Subsidiaries consolidated federal income tax return.

(Continued)

The Company recognizes and measures unrecognized tax positions in accordance with Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company has no unrecognized tax positions at December 31, 2012.

As of December 31, 2012, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

The tax years 2009 through 2012 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(2) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain sufficient net capital of an amount not less than $5,000. The Company has net capital of $13,643 as of December 31, 2012.

Part IIA of the Company's most recent annual report to the Securities and Exchange Commission is available at the Company's office and the regional office of the Securities and Exchange Commission in New Orleans, Louisiana.

(3) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2012.

(4) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k). Under this exemption, the *Computation for Determining Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

(5) Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. None of the actions are believed by management to involve amounts material to the financial statements taken as a whole. Any legal costs or judgments against the Company that exceed its capital would be funded by AFA.

(6) Subsequent Events

The Company has evaluated subsequent events through February 11, 2013, the date the financial statements were available to be issued.

Schedule I

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

Computation of net capital:		
Total stockholder's equity	$	35,000
Total stockholder's equity qualified for net capital		35,000
Total capital		35,000
Deductions:		
Nonallowable receivables		21,357
Net capital		13,643
Computation of net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	8,643
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	9,578
Computation of aggregate indebtedness:		
Total liabilities (from statement of financial condition)	$	40,649
Percentage of aggregate indebtedness to net capital		297%

There were no material differences between the computation of net capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2012.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
210 Park Avenue, Suite 2850
Oklahoma City, OK 73102-5683

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

Board of Directors
American Fidelity Securities, Inc.:

In planning and performing our audit of the financial statements of American Fidelity Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

KPMG

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 11, 2013